Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NATIONWIDE FINANCIAL SERVICES, INC.

1.	The name of the corporation is: Nationwide Financial Services, Inc. (the “Company”).

2.

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	The nature of the business or purposes to be conducted or promoted is:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.	The total number of shares of stock which the Company shall have authority to issue is: One Hundred (100) shares of common stock, with a par value of $0.01 per share.

5.	The Company shall have perpetual existence.

6.	In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Company shall have the power to adopt, amend and/or repeal the Bylaws of the Company.

7.

No director or officer of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.